SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2

                               DECEMBER 31, 2002
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                      CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE
                        PURSUANT TO WHICH THIS SCHEDULE IS FILED:
                               [ x ] Rule 13d-1(b)
                               [   ] Rule 13d-1(c)
                               [   ] Rule 13d-1(d)

                                AMENDMENT NO. 6

                           CADMUS COMMUNICATIONS CORP.
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                             (Name of Issuer)



                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   127587103
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                               (CUSIP Number)

CUSIP Number  127587103
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           J. & W. SELIGMAN & CO. INCORPORATED
           13-3043476

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) /   /
                                                            (b) / x /

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE

                   (5) SOLE VOTING POWER -0-
NUMBER OF SHARES
BENEFICIALLY OWNED (6) SHARED VOTING POWER 1,164,020
BY EACH REPORTING
PERSON WITH        (7) SOLE DISPOSITIVE POWER -0-

                   (8) SHARED DISPOSITIVE POWER 1,210,737


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,210,737

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /  /



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                            13.44%

12) TYPE OF REPORTING PERSON

        IA, CO

CUSIP Number  127587103
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WILLIAM C. MORRIS

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) /   /
                                                            (b) / x /

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                   (5) SOLE VOTING POWER -0-
NUMBER OF SHARES
BENEFICIALLY OWNED (6) SHARED VOTING POWER 1,164,020*
BY EACH REPORTING
PERSON WITH        (7) SOLE DISPOSITIVE POWER -0-

                   (8) SHARED DISPOSITIVE POWER 1,210,737*


9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,210,737*

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  /  /



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                 13.44%

12) TYPE OF REPORTING PERSON

        IN


* William C. Morris, as the owner of a majority of the outstanding voting securities of J. & W. Seligman & Co. Incorporated (JWS), may be deemed to beneficially own the shares reported herein by JWS. Accordingly, the shares reported herein by William C. Morris include those shares separately reported herein by JWS.

            --------------------------------------------------

Item 1(a) Name of Issuer:

          CADMUS COMMUNICATIONS CORP.

Item 1(b) Address of Issuer's Principal Executive Offices:

          1801 BAYBERRY COURT
          SUITE 200
          RICHMOND, VA  23226


Item 2(a) Name of Person Filing:

          (1) J. & W. SELIGMAN & CO. INCORPORATED (JWS)
          (2) WILLIAM C. MORRIS (Mr. Morris)

Item 2(b) Address or Principal Business Office or, if none, Residence:

          100 PARK AVENUE
          NEW YORK, NEW YORK  10017

Item 2(c) Citizenship:

          (1) DELAWARE CORPORATION
          (2) UNITED STATES


Item 2(d) Title of Class of Securities:

          COMMON STOCK

Item 2(e) CUSIP Number:

          127587103

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person is filing as a:

JWS is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). Mr. Morris is a control person of JWS in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4    Ownership.

 Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

         Mr. Morris, as the owner of a majority of the outstanding voting securities of JWS, may be deemed to beneficially own the shares reported herein by JWS. Accordingly, the shares reported herein by Mr. Morris include those shares separately reported herein by JWS.

Item 5    Ownership of Five Percent or Less of a Class.

          NOT APPLICABLE

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company.

          NOT APPLICABLE

Item 8    Identification and Classification of Members of the Group.

          NOT APPLICABLE

Item 9    Notice of Dissolution of Group.

          NOT APPLICABLE

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,complete and correct.

DATE: FEBRUARY 11, 2003


J. & W. SELIGMAN & CO. INCORPORATED

BY  /s/ THOMAS G. ROSE
   -------------------------------------
   Name: THOMAS G. ROSE
   Title: Senior Vice President, Finance



  /s/ Frank J. Nasta
----------------------------------------
Frank J. Nasta, as
Attorney-in-fact for William C. Morris






EXHIBIT

7.1      Agreement   of  Joint  Filing  between J. & W. Seligman & Co.
         Incorporated, William C. Morris dated FEBRUARY 11, 2003.

7.2      Power of Attorney for William C. Morris

                 EXHIBIT 7.1

          AGREEMENT OF JOINT FILING


J. & W. Seligman & Co. Incorporated, William C. Morris hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated:  FEBRUARY 11, 2003


J. & W. SELIGMAN & CO. INCORPORATED

BY  /s/ THOMAS G. ROSE
   -------------------------------------
   Name: THOMAS G. ROSE
   Title: Senior Vice President, Finance



/s/ Frank J. Nasta
----------------------------------------
Frank J. Nasta, as
Attorney-in-fact for William C. Morris

                 EXHIBIT 7.2

              POWER OF ATTORNEY FOR
                WILLIAM C. MORRIS


     KNOWN ALL MEN BY THESE PRESENTS, that the undersigned hereby appoints Frank J. Nasta, attorney-in-fact and agent, with full power of substitution and resubstitution, for in name and stead, to sign and file Forms 13D and 13G promulgated under Section 13 of the Securities Exchange Act of 1934, as amended, or further Amendments thereto, and any and all applications or other documents to be filed with the Securities and Exchange Commission pertaining thereto, with full power and authority to do and perform all acts and things requisite and necessary to be done on the premises. This appointment shall be valid for the sole purpose stated above and shall be in effect and force, unless sooner revoked by me in writing.


     Executed this 2nd day of February, 1998.


                                  /s/ William C. Morris
                                ------------------------------
                                     William C. Morris